FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: March 12, 1999


NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 12,1999
NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary

News Release
For immediate release

Bank of Montreal and Newcourt Create New On-Line
Auto Leasing Alliance

TORONTO, March 12, 1999 - Newcourt Credit Group and Bank of Montreal today announced the formation of FinanciaLinx, an alliance providing automobile dealers across Canada with a new, e-commerce product that offers a unique, made-in-
Canada auto leasing alternative to consumers. FinanciaLinx, a subsidiary of Newcourt, is one of the first auto leasing companies in Canada to use the Internet to provide credit approval and documentation in minutes.

"We are very excited about this alliance," said Tim
Hammill, Executive Vice-President, Newcourt Financial. "By giving auto dealers a unique on-line solution, FinanciaLinx offers tremendous long-term growth potential and delivers the ability to capture an increased share of the $15 billion annual volume of Canada's auto leasing market."

"By combining Newcourt's advanced on-line technology and Bank of Montreal's state-of-the-art credit evaluation systems, FinanciaLinx offers strong competitive benefits to consumers through automotive dealerships," said Munir
Panjvani, Vice-President, Retail and Commercial Banking,
Bank of Montreal. "The FinanciaLinx product combines the strengths of each company to provide a new level of service and national commitment to consumers."

Funding for the FinanciaLinx lease product will be equally shared by Newcourt and Bank of Montreal. The new company hopes to acquire a significant share of Canada's annual auto leasing volume within two years.

Bank of Montreal, Canada's first bank, is a highly diversified financial services organization. The bank and its 34,000 employees serve seven million customers, through 1,250 locations.

Newcourt Financial is the commercial finance business arm of Newcourt Credit Group, one of the world's leading sources of commercial and corporate asset-based financing with owned and managed assets of $36.2 billion (US$23.3 billion) and global capability in 26 countries.

-30-

Contacts:
Rick Kuwayti, Bank of Montreal, (416) 927-2740
Corporate Affairs, Newcourt Credit Group, (416) 594-5308

Internet:
http://www.bmo.com
http://www.newcourt.com